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                                                                    EXHIBIT 99.1

        [CENTERPULSE LETTERHEAD]


        MEDIA RELEASE
Date    September 30, 2002
Page    1/2

         CENTERPULSE SETS PRICE AND EXERCISE RATIO FOR CAPITAL INCREASE

ZURICH, SEPTEMBER 30, 2002 -- THE BOARD OF DIRECTORS OF CENTERPULSE HAS SET THE PRICE AND EXERCISE RATIO FOR THE CHF 255 MILLION CAPITAL INCREASE AT CHF 140 AND 11:2; RESPECTIVELY. IN ADDITION, CENTERPULSE HAS SECURED THE UNDERWRITING OF THE ENTIRE CAPITAL INCREASE. THE RIGHTS TRADING PERIOD WILL START ON OCTOBER 3 AND END ON OCTOBER 8, 2002.

For its CHF 255 million (approx. USD 170 million) capital increase by means of tradeable preemptive rights, the Board of Directors of Centerpulse has set the exercise price at CHF 140 and the exercise ratio at 11:2. In addition, Centerpulse has entered into an underwriting agreement with a major shareholder and a global financial institution according to which they will, subject to certain customary conditions precedent, underwrite the entire capital increase.

Under the envisaged timetable, the first ex-rights trading day will be on October 3, 2002. The rights trading period will start on October 3 and will end on October 8, 2002. The exercise period will start on October 3 and end on October 9, 2002, 12:00 noon CET. The first trading day of the new shares will be on October 10, 2002. Settlement and delivery of the new shares will be on October 15, 2002.

The capital increase, first announced on September 18, 2002, will provide a portion of the financing for the U.S. settlement agreement, the remainder is expected to be provided by a senior credit facility of up to USD 635 million arranged by a global financial institution. With the successful completion of this financing solution, Centerpulse should be able to meet all its payment obligations of USD 725 million under the U.S. settlement agreement in cash on or prior to November 4, 2002.
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        [CENTERPULSE LOGO]



        MEDIA RELEASE
Date    September 30, 2002
Page    2/2


MEDIA INQUIRIES:
Centerpulse Corporate Communications
Erwin Schaerer
Phone +41 (0)1 306 96 53
Mobile +41 (0)79 407 12 25
Fax +41 (01)1 306 96 51
E-mail: press-relations@centerpulse.com


INVESTOR RELATIONS:
Suha Demokan
Phone +41(0)1 306 98 25
Fax +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com

Marc Ostermann
Phone +41 (0)1 306 98 24
E-mail: investor-relations@centerpulse.com

Swiss Stock Market symbol of the registered shares: CEPN
New York Stock Exchange symbol of the ADSs: CEP
Swiss Stock Market symbol of the preemptive rights: CEPN1

THE COMPANY'S PRESS RELEASES ARE AVAILABLE ON THE INTERNET AT:
www.centerpulse.com
THE COMPANY'S 2ND QUARTER REPORT IS AVAILABLE UNDER:
www.centerpulse.com "Investors/Financials/Financial reports"


Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Centerpulse undertakes no obligations to publicly update or revise any forward-looking statements.

This press release does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States. This press release does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Centerpulse does not intend to make a public offering of securities in the United States.

Copies of this press release are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan or South Africa or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions, and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Canada, Australia, Japan or South Africa or any other jurisdiction in which such mailing would be illegal, or to publications with a general circulation in those jurisdictions.

Stabilization / FSA.